Sibanye Stillwater Limited

Reg. 2014/243852/06

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

Attention: Joseph Klinko and John Cannarella

July 21, 2020

By EDGAR

Dear Mr. Klinko and Mr. Cannarella,

Re:	Sibanye Stillwater Limited
Form 20-F for the Fiscal Year ended December 31, 2019
Filed on April 28, 2020
File No. 333-234096

Sibanye Stillwater Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated July 10, 2020 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

The Company respectfully requests an extension of an additional ten (10) business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its responses at the appropriate level of the Company. The Company hereby submits such request and confirms that it intends to respond to the comment of the Staff set forth in the Comment Letter on or before August 7, 2020.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 10 493 6908 or charl.keyter@sibanyestillwater.com with any questions.

Sincerely,

/s/ Charl Keyter
Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited

cc:	Jacques Le Roux, Sibanye Stillwater Limited Thomas B. Shropshire, Jr., Linklaters LLP Pramit Nathoo, EY

www.sibanyestillwater.com

Directors: Vincent Maphai* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Savannah Danson*

Elaine Dorward-King * Harry Kenyon-Slaney* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*

Lerato Matlosa (Corporate Secretary) (* Independent Non-Executive)